Mail Stop 3561

May 21, 2010

Sabine Chalmers
Chief Legal and Corporate Affairs Officer
Anheuser-Busch InBev SA/NV
Brouwerijplein 1, 3000 Leuven
Belgium

   Re: **Anheuser-Busch InBev SA/NV**
     Form 20-F for Fiscal Year Ended
     December 31, 2009
     File No. 001-34455

Dear Ms. Chalmers:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 15 – Controls and Procedures, page 181

1. We note your statement that "even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." In future Exchange Act filings, please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance provided by your disclosure controls and procedures.

Audited Consolidated Financial Statements

Notes to the Consolidated Financial Statements

General

2. We note you classified expenses by function in your consolidated statements of income. Please tell us how you considered the additional disclosures required by paragraphs 104 - 105 of IAS 1.

Note 3 – Summary of Significant Accounting Policies
(S) Employee Benefits
Post Employment Benefits
(b) Defined Benefit Plans, page F-18

3. We note that a full valuation performed by qualified actuaries of your defined benefit plans is carried out at least every three years and that you have had restructurings and other changes in your operations during recent years. Please provide us with, and in future filings expand, your disclosure to clarify how your accounting policy complies with paragraph 56 of IAS 19 which requires the present value of defined benefit obligations and the fair value of plan assets to be determined with sufficient regularity so that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the end of the reporting period.

(BB) Exceptional Items, page F-21

4. Please provide us with, and in future filings expand, your accounting policy to clarify how and what management considers when evaluating if an item is exceptional by virtue of its incidence. We note your related disclosure on page F-29. Refer to paragraph 85 of IAS 1.

Note 8 – Exceptional Items, F-29

5. We note that during 2009 you sold certain businesses. Please explain why these operations were not presented as discontinued operations. Refer to paragraph 32 of IFRS 5.

Note 26 – Share-Based Payments, F-52

6. We note in your determination of expected volatility, you excluded volatility for the period from July 15, 2008 to April 30, 2009 due to extreme market conditions during that period. Please address the following regarding the exclusion of such data:
   - Tell us the specific factors you used to determine the beginning and end date of the period of exclusion and your basis under IFRS 2.
   - Tell us what volatility would have been if such period was not excluded and its related impact to your financial statements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services